[LIBERTY PROPERTY TRUST LETTERHEAD]

August 3, 2016

Mr. Daniel L. Gordon

Senior Assistant Chief Accountant

Division of Corporation Finance

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Liberty Property Trust

Liberty Property Limited Partnership

Form 10-K for the fiscal year ended December 31, 2015

Filed February 26, 2016

File No. 001-13130 (Trust)

File No. 001-13132 (LP)

Liberty Property Trust

Liberty Property Limited Partnership

Form 10-Q for the quarterly period ended March 31, 2016

Filed May 5, 2016

File No. 001-13130 (Trust)

File No. 001-13132 (LP)

Dear Mr. Gordon,

We received your July 25, 2016 letter and appreciate the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).  We understand that the purpose of your review of our filings is to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings.  Listed below is the Staff’s comment (in italics) and our response:

Form 10-Q for the Quarterly Period Ended March 31, 2016

Note 11 — Unconsolidated Joint Ventures, page 20

1.              We note that the Liberty Washington, LP joint venture was in default of a $46.4 million non-recourse mortgage loan as of March 31, 2016. Please clarify and/or revise future periodic filings to discuss the circumstances that led to this default, the current status of discussions regarding possible remedy, and the ramifications if remedies are not achieved.

Company Response:

The disclosure in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, of Liberty Property Trust and Liberty Property Limited Partnership (together, the “Company”) to be filed with the Commission on August 4, 2016, will contain disclosure, on page 22, that is responsive to the Staff’s comment.  For your convenience, this disclosure is set forth below:

Note 11: Unconsolidated Joint Ventures

Liberty Washington, LP

During the six months ended June 30, 2016, Liberty Washington LP (a joint venture in which the Company holds a 25% interest) sold three properties located in Northern Virginia containing 601,000 square feet for $80.5 million.

In addition, due to adverse conditions in the Northern Virginia office market, the fair value of two properties owned by the joint venture containing 248,000 square feet were determined to be less than the debt encumbering the properties. As a result, during the three months ended June 30, 2016, the joint venture entered into an arrangement with the mortgage lender to allow a transfer of the two properties to the lender by way of an uncontested trustee sale in satisfaction of nonrecourse mortgage debt totaling $46.4 million. The book values of these properties were written down to fair value in a prior period.

During the six months ended June 30, 2016, due to market conditions similar to those discussed above, six properties (including the two properties discussed above) containing 698,000 square feet were transferred to mortgage lenders in satisfaction of an aggregate of $112.5 million in nonrecourse mortgage loans that were secured by the properties. The book values of these properties were written down to fair value in prior periods.

The Company’s share of gain from property dispositions and extinguishment of debt is included in equity in earnings (loss) of unconsolidated joint ventures in the accompanying consolidated statements of comprehensive income. During the three and six months ended June 30, 2016 the Company’s share of gain from extinguishment of debt was $3.3 million and $4.2 million, respectively, and its share of gain on property dispositions was $158,000 and $2.0 million, respectively.

Because these loans were nonrecourse, the Company believes that the transfers described above will not have an ongoing effect on its operating results or financial condition.

We acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to our responses or require any additional information, please feel free to call me at 610-648-1725.

Very truly yours,

/s/ Christopher J. Papa

Christopher J. Papa
Executive Vice President & Chief Financial Officer

cc:                                Jeffrey Lewis, Staff Accountant

Michelle Montes, Ernst & Young LLP

Justin Chairman, Morgan, Lewis & Bockius LLP

Herman Fala, General Counsel

Mary Beth Morrissey, Chief Accounting Officer